Mail Stop 3561

      							January 19, 2006

Via U.S. Mail and Fax (972-407-8436)
Mr. Gene S. Bertcher
President and Chief Financial Officer
CabelTel International Corporation
1755 Wittington Place
Suite 340
Dallas, TX  75234

	RE:	CabelTel International Corporation
      Form 10-K/A No. 4 for the fiscal year ended December 31,
2004
		Filed January 17, 2006
		File No. 0-08187

Dear Mr. Bertcher:

      We have reviewed your supplemental response letter dated January 13, 2006 as well as the above referenced filings and have the following comment. As noted in our comment letter dated December 19,
2005, we have limited our review to only the issues addressed in our letter and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K/A No. 4 for the Year Ended December 31, 2004

Note B - Sale of Duct, page F-30

1. We note your response to our prior comment number 8. Tell us how the revenue recognized from the sale of your ducts complies with SAB
101, as amended by SAB 104. Specifically, tell us how transfer of title occurs and if you have any future obligations to the buyer of the duct. Also, tell us how you are allocating costs by duct and by each segment for the duct, and why you believe this is the appropriate methodology.


*    *    *    *

      Please respond to this comment within 10 business days or
tell
us when you will provide us with a response. Please furnish a letter
that keys your responses to our comments and provides any
requested
information.  Detail letters greatly facilitate our review.
Please
file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Ivette Leon at (202) 551-3351
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


							Sincerely,

						   	/s/ Carlos Pacho for

							Larry Spirgel
							Assistant Director


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Mr. Gene S. Bertcher, Chief Financial Officer
Cabeltel International Corporation
January 19, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE